The Real Brokerage Announces That Susanne Greenfield Sandler Has
Joined its Board of Directors

Sandler brings a track record of helping tech companies grow and scale

TORONTO & NEW YORK - June 15, 2023 -- The Real Brokerage Inc. (TSX: REAX) (NASDAQ: REAX), the fastest-growing publicly traded real estate brokerage, today announced that Susanne Greenfield Sandler, a strategic consultant who held senior positions as General Manager of Apalon, an IAC business, and Vice President, Global Strategy at Booking Holdings (NASDAQ: BKNG), has joined the Company's Board of Directors.

Sandler brings more than 15 years of corporate finance, M&A, and strategy experience and has a proven track record of scaling products, building teams, and accelerating growth both organically and inorganically. She currently serves as a strategic consultant and advisor to technology companies in the travel and fintech industries and serves on the Board of HomeToGo (FWB: HTG), an online travel marketplace offering the world's largest selection of vacation rentals.

"We are thrilled to welcome Susanne to our Board. She brings considerable corporate strategy and finance experience at large technology companies. Her insights will be invaluable as we continue to ramp up the growth of our business," Real Chairman and CEO Tamir Poleg said.

Sandler most recently served as General Manager of Apalon, a subscription mobile app business owned by the technology conglomerate IAC. In this role, she led the Apalon business, with full P&L responsibility, overseeing a global team of 200. Prior to Apalon, Sandler was Vice President, Global Strategy at Booking Holdings, a $100 billion market cap global technology company that owns Booking.com, Kayak, Opentable, Priceline and Agoda. In this role, she worked directly with Booking's executives to make strategic decisions and was tasked with executing on critical growth initiatives around the organization. Previously at Booking, Sandler was Vice President, Corporate Development, focusing on M&A, venture investments, and corresponding strategic partnerships. Sandler graduated Magna Cum Laude from NYU's Stern School of Undergraduate Business with a double major in finance and accounting.

"It's an honor to be joining Real's Board," Sandler said. "I am excited to be a part of an innovative company that is committed to using technology to improve the home buying process."

The addition of Sandler increases The Real Brokerage Board of Directors to seven members.

About Real

The Real Brokerage Inc. (TSX: REAX) (NASDAQ: REAX) is revolutionizing the residential real estate industry by pairing best-in-class technology with the trusted guidance of the agent-led experience. Real delivers a cloud-based platform to improve efficiencies and empower agents to provide a seamless end-to-end experience for home buyers and sellers. The company was founded in 2014 and serves 47 states, D.C., and four Canadian provinces with over 11,000 agents. Additional information can be found on its website at www.onereal.com.

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as of the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, expectations regarding Real's business prospects.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. Important factors that could cause such differences include, but are not limited to, slowdowns in real estate markets, economic and industry downturns and Real's ability to attract new agents and retain current agents. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Investor inquiries:

Jason Lee

Vice President, Capital Markets & Investor Relations

investors@therealbrokerage.com

908.280.2515

For media inquiries, please contact:

Elisabeth Warrick

Director, Communications

elisabeth@therealbrokerage.com

201.564.4221